UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                SEC FILE NUMBER: 333-55098*
                                                CUSIP NUMBER: N/A

(CHECK ONE):  [ X ] Form 10-K/Form 10-KSB,   [   ] Form 20-F,   [   ] Form 11-K,
              [   ] Form 10-Q, [   ] Form N-SAR

            For Period Ended: December 31, 2001

            [   ]  Transition Report on Form 10-K
            [   ]  Transition Report on Form 20-F
            [   ]  Transition Report on Form 11-K
            [   ]  Transition Report on Form 10-Q
            [   ]  Transition Report on Form N-SAR

            For the Transition Period Ended: __________________

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           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
          HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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    If     the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

          GLOBAL EXPRESS CAPITAL REAL ESTATE INVESTMENT FUND I, LLC
                            Full Name of Registrant

                                       N/A
                          Former Name if Applicable

                     8540 South Eastern Avenue, Suite 200
           Address of Principal Executive Office (Street and Number)

                           Las Vegas, Nevada 89123
                           City, State and Zip Code

*(Registration Statement on Form S-11 first declared effective on October 4, 2001, as amended on January 17, 2002).

                       PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The information necessary to complete the annual report on Form 10-KSB of Global Express

Capital Real Estate Investment Fund I, LLC (the "Company") could not be obtained on a timely basis. The Company became public on October 4, 2001 pursuant to a registration statement on Form S-11, as amended on January 17, 2002, for the initial public offering of units of ownership interest (the "Offering") in the Company. The Company is continuing to raise money in the Offering and is therefore, experiencing delays in coordinating the information for its annual report.

                         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Connie S. Farris           (702)               794-4411
     (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify rep [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     [_] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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          GLOBAL EXPRESS CAPITAL REAL ESTATE INVESTMENT FUND I, LLC
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1,                  By: Conrex Financial International, Inc., d/b/a
       --------                         Global Express Capital Mortgage, Manager

                                        /s/  Connie S. Farris
                                        --------------------------------
                                             Connie S. Farris, President